CONSENT OF PROFESSIONAL

Ontario Securities Commission
Box 55
1800 - 20 Queen Street West
Toronto, ON M5H 3S8

British Columbia Securities Commission
P.O. Box 10143, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 5th Avenue SW
Calgary, AB T2P 3C4

Pursuant to National Instrument 44-101, in connection with the final short form prospectus (the "Prospectus") dated July 24, 2007 of Olympus Pacific Minerals Inc. (the "Company"), the undersigned hereby states that I:

1. supervised the preparation of the technical information (the "Technical Information") on which disclosure in the Prospectus and the annual information form of the Issuer dated March 30, 2007 (the "AIF") is based .

2. reviewed and prepared the proposed exploration and development program information (the "E&D Program Information") summarized in the disclosure under the heading "Recent Developments" in the Prospectus.

3. have read the Prospectus and have previously read the AIF, which is incorporated by reference in the Prospectus. and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Information of the E&D Program Information, or that is within my knowledge as a result of the services I performed in connection with the Technical Information or the E&D Program Information; and

4. hereby consent to the use of my name in the Prospectus directly and through incorporation by reference of the AIF and to the use of the Technical Information and the E&D Program Information in connection with the Prospectus.

DATED July 24, 2007.

Roger S. Dahn

Roger Dahn
Vice President Exploration
Olympus Pacific Minerals Inc.